                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        CONSUMER PORTFOLIO SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210502 100
    -------------------------------------------------------------------------
                                 (CUSIP Number)

    Arthur E. Levine                           with a copy to:
    President                                  James W. Loss, Esq.
    Levine Leichtman Capital Partners, Inc.    Riordan & McKinzie
    335 North Maple Drive, Suite 240           695 Town Center Drive, Suite 1500
    Beverly Hills, California  90025           Costa Mesa, California  92626
    (310) 275-5335                             (714) 433-2626
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 15, 1999
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13-d1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   2  of  17  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Levine Leichtman Capital Partners II, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
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   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   3  of  17  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        LLCP California Equity Partners II, L.P.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   4  of  17  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Levine Leichtman Capital Partners, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   5  of  17  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Arthur E. Levine
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
-------------------------------
 CUSIP No.         210502 100                           Page   6  of  17  Pages
-------------------------------                              ----    ----

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Lauren B. Leichtman
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
        (SEE INSTRUCTIONS)                                             (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        00 (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
   NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY         -0-
         EACH           -------------------------------------------------------
   REPORTING PERSON       8    SHARED VOTING POWER
         WITH                  4,450,000 (See Item 5)
                        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
                        -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,450,000 (See Item 5)
-------------------------------------------------------------------------------
  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.1% (See Item 5)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

          This Amendment No. 1 (this "Amendment") amends and supplements the
     Schedule 13D filed on November 25, 1998 (the "Original Schedule 13D") by the Reporting Persons. All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         (a)      Name of Issuer:

                  Consumer Portfolio Services, Inc., a California corporation (the "Issuer").

         (b)      Address of Principal Executive Offices of the Issuer:

                  16355 Laguna Canyon Road, Irvine, CA 92618.

         (c)      Title of Class of Equity Securities:

                  Common Stock, no par value per share ("Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

          This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as
     EXHIBIT 1 to the Original Schedule 13D, among and on behalf of Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons").

     (a) Partnership.

          The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

          (b) General Partner.

          The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

          (c) Capital Corp.

          Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

         (d)      Mr. Levine.

         Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors, executive officers and shareholders of Capital Corp.

         (e)      Ms. Leichtman.

         Lauren B. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors, executive officers and shareholders of Capital Corp.

          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Bridge Loan Agreement dated as of November 2, 1998 (the "Bridge Loan Agreement"), between the Issuer and the Purchaser, the Issuer issued and sold to the Partnership a Senior Bridge Note in the aggregate principal amount of $2,500,000 (the "Bridge Note") and a warrant to purchase 345,000 shares of Common Stock (the "Bridge Warrant" and, together with the Bridge Note, the "Bridge Securities"). The Bridge Securities were acquired by the Partnership for an aggregate purchase price of $2,500,000. On November 10, 1998, the Issuer repaid the Bridge
     Note in full.

          Pursuant to a Securities Purchase Agreement dated as of November 17, 1998 (the "Securities Purchase Agreement"), between the Issuer and the Purchaser, a copy of which is attached as EXHIBIT 2 to the Original
     Schedule 13D, the Issuer issued and sold to the Partnership a Senior Subordinated Primary Note in the aggregate principal amount of $25,000,000 (the "Primary Note") and a warrant to purchase 3,105,000 shares of Common Stock. In lieu of issuing a warrant to purchase only 3,105,000 shares of Common Stock, the Issuer issued a single primary warrant to purchase 3,450,000 shares of Common Stock (the "Primary Warrant" and, together with the Primary Note, the "Primary Securities") to evidence (i) the warrant to purchase 3,105,000 shares of Common Stock and (ii) the issuance of 345,000 shares of Common Stock purchasable upon exercise of the Bridge Warrant which was surrendered to the Issuer for cancellation at the closing of the transactions contemplated by the Securities Purchase Agreement. The Primary Securities were acquired by the Partnership for an aggregate purchase price of $25,000,000. The Primary Note and the Primary Warrant are attached as EXHIBIT 3 and
     EXHIBIT 4 to the Original Schedule 13D, respectively.

          The source of funds for the purchase of the Bridge Securities and the Primary Securities was capital contributions made by the partners of the Partnership in the aggregate amount of approximately $25,000,000 in response to a Call to Purchase Portfolio Securities dated October 5, 1998.

          Pursuant to a First Amendment to Securities Purchase Agreement dated as of April 15, 1999 (together with the Securities Purchase Agreement, the "Amended Securities Purchase Agreement"), between the Issuer and the Partnership, a copy of which is attached as EXHIBIT 1 hereto, the Securities Purchase Agreement was amended to provide, among other things, for the waiver of certain defaults under the Securities Purchase Agreement, the issuance of a note (the "Amended Primary Note"), amending and restating the Primary Note, and the issuance of a warrant (the "Amended Primary Warrant"), amending and restating the Primary Warrant. Under the terms of the Amended Primary Warrant, the number of shares of Common Stock underlying the warrant was reduced to 3,115,000 shares from the 3,450,000 shares underlying the Primary Warrant and the exercise price of these shares was reduced from $3.00 to $0.01. The Amended Primary Note and the Amended Primary Warrant are attached as
     EXHIBIT 2 and EXHIBIT 3 hereto, respectively.

          Pursuant to a Securities Purchase Agreement dated as of April 15, 1999 (the "April 1999 Securities Purchase Agreement"), between the Issuer and the Partnership, a copy of which is attached as EXHIBIT 4 hereto, the Issuer issued and sold to the Partnership a Senior Subordinated Note in the aggregate principal amount of $5,000,000 (the "April 1999 Note") and a warrant to purchase 1,335,000 shares of Common Stock (the "April 1999 Warrant"). The April 1999 Note and April 1999 Warrant were acquired by the Partnership for an aggregate purchase price of $5,000,000. The April 1999 Warrant is not exercisable until its issuance is approved by the shareholders of the Issuer. Thereafter, it can be exercised to purchase 1,335,000 shares of Common Stock for $0.01 per share. The April 1999 Note and April 1999 Warrant are attached as
     EXHIBIT 5 and EXHIBIT 6 hereto, respectively.

          In connection with the issuance of the April 1999 Warrant, holders of 7,107,117 shares of Common Stock granted irrevocable proxies to two employees of Capital Corp., including Ms. Leichtman, or entered into voting agreements with the Partnership, whereby all of such shares will be voted at the annual meeting of the Issuer in favor of the issuance of the April 1999 Warrant.

          On April 15, 1999, the Partnership exercised the Amended Primary Warrant in its entirety, thereby purchasing 3,115,000 shares of Common Stock.

          Part of the consideration for the Amended Primary Note and Amended Primary Warrant was the waiver of certain defaults under the Securities Purchase Agreement. Part of the consideration for the repricing of the Amended Primary Warrant was the reduction in the number of shares underlying such warrant.

          The source of funds for the purchase of the April 1999 Note and April 1999 Warrant and for the payment of the exercise price of the Amended Primary Warrant was capital contributions made by the partners of the Partnership in the aggregate amount of approximately $5.0 million in response to a Call to Purchase Portfolio Securities dated March 29, 1999.

ITEM 4.   PURPOSE OF TRANSACTION.

          Except as described below, the Partnership acquired the Bridge Securities pursuant to the Bridge Loan Agreement, the Primary Securities pursuant to the Securities Purchase Agreement, the Amended Primary Note and Amended Primary Warrant pursuant to the Amended Securities Purchase Agreement and the April 1999 Note and April 1999 Warrant pursuant to the April 1999 Securities Purchase Agreement for investment purposes. The Partnership exercised the Amended Primary Warrant for investment purposes and to obtain the voting rights associated with ownership of shares of Common Stock.

          In connection with the acquisition by the Partnership of the Primary Securities, an Investor Rights Agreement dated as of November 17, 1998 (the "Investor Rights Agreement") was entered into by and among the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr., Jeffrey Fritz and the Partnership, a copy of which is attached as EXHIBIT 5 to the Original Schedule 13D. An amendment (the "Amendment to Investor Rights Agreement") was subsequently entered into by and among the same parties on April 15, 1999, a copy of which is attached as EXHIBIT 7 hereto. Pursuant to the Investor Rights Agreement, as amended, the Partnership acquired certain management and other rights from the Issuer, including, without limitation, the right to cause the Board of Directors of the Issuer to cause Mr. Levine (or another representative of the Partnership) to be elected or appointed as a member of the Board of Directors of the Issuer. Effective upon the consummation of the acquisition by the Partnership of the Primary Securities, the Board of Directors of the Issuer was expanded from six to seven members and Mr. Levine was appointed as a member of the Board of Directors (and the Compensation Committee thereof) of the Issuer. On April 2, 1999, Mr. Levine resigned from the Board of Directors of the Issuer. The Partnership retains the right to cause the Board of Directors of the Issuer to cause Mr. Levine (or another representative of the Partnership) to be elected or appointed as a member of the Board of Directors of the Issuer.

          Pursuant to the Amendment to Investor Rights Agreement, the Partnership obtained the right to appoint two of the four members of an operating committee of the Issuer (the "Operating Committee"), which committee shall have the right to make suggestions and to recommend actions to the Board of Directors of the Issuer or to the Board of Directors of any subsidiary of the Issuer or to any committee of any such Board of Directors, either in writing or by attending, through a representative, a meeting of such Board of Directors or such committee.

          Pursuant to the April 1999 Securities Purchase Agreement, the Issuer has covenanted to actively and diligently seek and solicit the approval by the shareholders of the Issuer of the issuance of the April 1999 Warrant so as to permit the April 1999 Warrant to become immediately exercisable. The Partnership's obligations under the April 1999 Securities Purchase Agreement are conditioned upon the delivery to the Partnership of irrevocable proxies or voting agreements from the holders of at least 7,107,117 shares of Common Stock authorizing a representative of Partnership to vote in favor of, or binding the beneficial owners of such shares to vote in favor of, the issuance of the April 1999 Warrant at the Issuer's 1999 Annual Meeting or at any other meeting of the Issuer's shareholders, or in an action by written consent.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF
          CLASS:

          Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 4,450,000 shares of Common Stock (of which 1,335,000 are issuable upon exercise of the April 1999 Warrant), which constitutes 22.1% of such class (which percentage is based upon a total of 18,773,501 shares of Common Stock outstanding, 15,658,501 of which were outstanding as of April 14, 1999, according to the Issuer's Annual Report on Form 10-K, 3,115,000 of which were issued upon exercise of the Amended Primary Warrant on April 15, 1999 and 1,335,000 of which represent additional shares outstanding upon exercise of the April 1999 Warrant.)

          Though the April 1999 Warrant is not currently exercisable, the Reporting Persons report beneficial ownership of the 1,335,000 share of Common Stock underlying such warrant because they may be deemed to have the right to acquire such shares within 60 days by virtue of the covenants and obligations of the Issuer regarding shareholder approval of the April 1999 Warrant, as described in Item 4 above. See EXHIBIT 4, the
     April 1999 Securities Purchase Agreement, for further details.

     (b) VOTING AND DISPOSITIVE POWER:

          The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

          By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

          By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

          By virtue of being the sole directors, executive officers and shareholders of Capital Corp., each of Levine and Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,450,000 shares of Common Stock.

     (c) TRANSACTIONS.

          As previously described, on April 15, 1999, the Partnership, in a privately negotiated transaction in Orange County, California, amended and restated the Primary Warrant in the form of the Amended Primary Warrant, thereby reducing the number of shares underlying the Primary Warrant from 3,450,000 to 3,115,000 and reducing the exercise price from $3.00 per share to $0.01 per share. See EXHIBIT 1, the Amended Securities Purchase Agreement, and EXHIBIT 3, the Amended Primary Warrant, for further details on this transaction.

          As previously described, on April 15, 1999, the Partnership, in a privately negotiated transaction in Orange County, California, purchased the April 1999 Warrant. The April 1999 Warrant, when it becomes exercisable, will allow the purchase of 1,335,000 shares of Common Stock at an exercise price of $0.01 per share. See EXHIBIT 4, the April 1999 Securities Purchase Agreement, and EXHIBIT 6, the April 1999 Warrant, for further details on this transaction.

          As previously described, on April 15, 1999 in Orange County, California, the Partnership exercised the Amended Primary Warrant and tendered payment of the exercise price. See EXHIBIT 3, the Amended Primary Warrant, for further details on this transaction.

     (d)  INTERESTS OF OTHER PERSONS:

               Not Applicable.

     (e)  DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE
          BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

               Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Partnership funded its purchase of the Bridge Securities and the Primary Securities with capital contributions made by the partners of the Partnership in the aggregate amount of $25,000,000 in response to a Call to Purchase Portfolio Securities dated October 5, 1998.

          On November 17, 1998, the Issuer issued and sold to the Partnership the Primary Note. On April 15, 1999, the Primary Note was amended and restated in the form of the Amended Primary Note, a copy of which is attached as EXHIBIT 2 hereto.

          The Partnership funded its purchase of the April 1999 Note and April 1999 Warrant and the payment of the exercise price of the Amended Primary Warrant with capital contributions made by the partners of the Partnership in the aggregate amount of approximately $5.0 million in response to a Call to Purchase Portfolio Securities dated March 29, 1999.

          On April 15, 1999, the Issuer sold to the Partnership the April 1999 Note, a copy of which is attached as EXHIBIT 5 hereto.

          As described more fully in Item 4 above, pursuant to the Investor Rights Agreement, as amended by the Amendment to Investor Rights Agreement, the Partnership acquired certain management and other rights, including, without limitation, the right to cause the Board of Directors of the Issuer to cause Mr. Levine (or another representative of the Partnership) to be elected or appointed as a member of the Board of Directors of the Issuer and the right to appoint two of the four members of the Operating Committee. Such rights are described more fully in the Investor Rights Agreement, a copy of which is attached as EXHIBIT 5 to the Original Schedule 13D, and in the Amendment to Investor Rights Agreement, a copy of which is attached as EXHIBIT 7 hereto.

          As described more fully in Item 4 above, pursuant to the April 1999 Securities Purchase Agreement, the Issuer has agreed to actively and diligently seek shareholder approval for the issuance of the April 1999 Warrant and has agreed to provide certain related irrevocable proxies to the Partnership. See EXHIBIT 4, the April 1999 Securities Purchase Agreement for further details on this arrangement.

          Pursuant to a Registration Rights Agreement dated as of November 17, 1998 (the "Registration Rights Agreement"), between the Issuer and the Partnership, the Partnership has been granted certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock issuable upon exercise of the Primary Warrant. Pursuant to an amendment (the "Amendment to Registration Rights Agreement") dated April 15, 1999,

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     the Registration Rights Agreeement has been amended to include the shares of Common Stock issued upon exercise of the Amended Primary Warrant and issuable upon exercise of the April 1999 Warrant. These rights are described more fully in the Registration Rights Agreement, a copy of which is attached as EXHIBIT 6 to the Original Schedule 13D, and in the Amendment to Registration Rights Agreement, a copy of which is attached as EXHIBIT 8 hereto.

          Pursuant to an Investment Agreement and Continuing Guaranty dated as of April 15, 1999 (the "Investment Agreement and Continuing Guaranty"), by and among Stanwich Financial Services Corp., a Rhode Island corporation, the Partnership, the Issuer, Charles E. Bradley, Jr. and Charles E. Bradley, Sr. the parties thereto, except for the Partnership, agreed to provide certain future investments in the Issuer and agreed to guaranty certain obligations of the Issuer to the Partnership. These arrangements are described more fully in the Investment Agreement and Continuing Guaranty, a copy of which is attached as EXHIBIT 9 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT 1. First Amendment to Securities Purchase Agreement dated as of April 15, 1999 (together with EXHIBIT 1 to the Original
                    Schedule 13D, the "Amended Securities Purchase Agreement"), between the Issuer and the Partnership.

     EXHIBIT 2. Senior Subordinated Primary Note in the principal amount of $25,000,000, as amended and restated pursuant to the Amended Securities Purchase Agreement.

     EXHIBIT 3. Primary Warrant to Purchase 3,115,000 Shares of Common Stock, as amended and restated pursuant to the Amended Securities Purchase Agreement.

     EXHIBIT 4. Securities Purchase Agreement dated as of April 15, 1999, between the Issuer and the Partnership.

     EXHIBIT 5. Senior Subordinated Note in the principal amount of $5,000,000.

     EXHIBIT 6.     Warrant to Purchase 1,335,000 Shares of Common Stock.

     EXHIBIT 7. First Amendment to Investors Rights Agreement, dated as of April 15, 1999, by and among the Partnership, the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr. and Jeffrey
                    P. Fritz.

     EXHIBIT 8. First Amendment to Registration Rights Agreement, dated as of April 15, 1999, between the Partnership and the Issuer.

     EXHIBIT 9. Investment Agreement and Continuing Guaranty, dated as of April 15, 1999, by and among the Partnership, the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr. and Stanwich Financial Services Corp., a Rhode Island corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1999          LEVINE LEICHTMAN CAPITAL PARTNERS II,
                               L.P., a California limited partnership

                               By:  LLCP California Equity Partners, L.P.,
                                    its General Partner

                                    By:  Levine Leichtman Capital Partners,
                                         Inc., a California corporation,
                                         its General Partner

                                         By: /s/ Arthur E. Levine
                                            ----------------------------
                                                   Arthur E. Levine
                                                   Title:  President

                               LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                               By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                     By: /s/ Arthur E. Levine
                                        ----------------------------
                                             Arthur E. Levine
                                             Title:  President

                               LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                               By: /s/ Arthur E. Levine
                                  ---------------------------------
                                        Arthur E. Levine
                                        Title:  President

                                        /s/ Arthur E. Levine
                                  ---------------------------------
                                        ARTHUR E. LEVINE

                                        /s/ Lauren B. Leichtman
                                  ---------------------------------
                                         LAUREN B. LEICHTMAN


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